RIVERBANK RESOURCES INC.
595 HOWE STREET, SUITE 902, BOX 12
VANCOUVER, B.C. V6C 2T5
TELEPHONE: (604)-484-3701

September 16, 2005

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Riverbank Resources Inc.
File No. 333-126680

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-126680, to 3:00 P.M. Eastern Standard Time on September 20, 2005, or as soon as practicable thereafter.

We are also aware that:

• Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

RIVERBANK RESOURCES INC.

/s/ EARL HOPE
PRESIDENT AND CHIEF EXECUTIVE OFFICER